UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

Information furnished on this form:

EXHIBIT

Exhibit Number	Description
1.	Correction to the “Financial Statements for the Second Quarter of Fiscal 2009 (Six months ended September 30, 2009) <Under Japanese GAAP>” furnished on Form 6-K on November 13, 2009

Note

On November 13, 2009, Mizuho Financial Group, Inc. ( the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding Financial Statements for the Second Quarter of Fiscal 2009 (Six months ended September 30, 2009) <Under Japanese GAAP>. The Company is furnishing this Form 6K/A in order to amend the estimated net income per share of common stock for the fiscal year ending March 31, 2010, which appear on page 1-2 of the original Form 6-K, as indicated in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

Exhibit 1

Correction to the “Financial Statements for the Second Quarter of Fiscal 2009 (Six months ended September 30, 2009) <Under Japanese GAAP>” furnished on Form 6-K on

November 13, 2009

<Before correction> P.1-2: Non-consolidated Financial Statements

2. Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥

Fiscal 2009	33,000	(92.5)	13,000	(96.9)	4,000	(99.0)	4,000	(98.9)	0.64

<After correction> 2. Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)
	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥

Fiscal 2009	33,000	(92.5)	13,000	(96.9)	4,000	(99.0)	4,000	(98.9)	(0.64)